ACN 009 220 053

11th May 2006

The Manager
The Australian Stock Exchange
Exchange Plaza
2 The Esplanade
PERTH WA 6000

Dear Sir

Re: ATP AUDIO BROADCAST

The company is pleased to be able to bring a presentation titled **"AGM Highlights"** to the market via a web cast presentation. Conveniently, you don't have to leave your home or office to be present at what was shown at the annual general meeting.

To listen to this broadcast, simply click on the link below:

http://www.brr.com.au/event/ATP/236/14366/wmp/nxkikpkd99

The presentation details are as follows;

- ***AGM Highlights***
- ***Presentations by***
  - ***Mr George Snow, Chairman***
  - ***Dr Joseph Taylor, Managing Director***
  - ***Dr Dean Jerry, Lead Scientist of joint Atlas South Sea Pearl-James Cook University Genetics project, James Cook University.***
- ***Friday 11 May 2007, 4:00 PM AEST***

Access archived presentations on demand by visiting www.brr.com.au.

Yours faithfully

SIMON ADAMS
Company Secretary

CRP03 AGM Boardroom Radio Broadcast May1107.doc

43 York Street, Subiaco, WA 6008 Australia • PO Box 8015, Subiaco East, WA 6008, Australia
TELEPHONE (+61) (8) 9380 9444 • FACSIMILE (+61) (8) 9380 9970 • WEBSITE http://www.atlassouthseapearl.com.au • EMAIL atlas@atlassouthseapearl.com.au